OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 _________	April 19, 2013	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 _________ TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR & HAND DELIVERY

Re:	Quintiles Transnational Holdings Inc.

Amendment #1 to Registration Statement on Form S-1

Filed April 2, 2013

File No. 333-186708

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

On behalf of Quintiles Transnational Holdings Inc. (“Quintiles”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated April 16, 2013 (the “Comment Letter”) and to reflect certain other changes. We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 2.

We are also providing from Quintiles the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2.

Risk Factors

“The relationship of backlog to revenues varies over time,” page 18

1.	You disclose that your December 31, 2012 backlog included a higher concentration of projects in the planning and start-up stages than your backlog at the beginning of 2012. Since these stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle, please expand your disclosure in this risk factor and in your MD&A to quantify the approximate percentage of projects in the planning and start-up stages as of December 31, 2011 and December 31, 2012.

Quintiles respectfully advises the Staff that Quintiles’ purpose in disclosing in Risk Factors and MD&A the difference between backlog growth and revenue growth is to make clear that growth in backlog year over year does not necessarily result in a corresponding growth in revenue over a given period. Quintiles disclosed that the timing of conversion of backlog into revenue is impacted by many factors. Quintiles’ disclosure on pages 18 and 56 of Amendment No. 1 regarding projects in the planning and start-up stages is an example of one factor, among many, that has an influence on the extent to which contracts in backlog will result in revenues in a specific time period. In light of the Staff’s comment to quantify the contracts at the planning or start-up stage, Quintiles has revised the disclosure on pages 18 and 56 to further explain the range of factors, including phase of contract, that impact the relationship between backlog and revenue recognition so that investors do not unduly focus on stage of contract, which is just one of many factors. To further quantify this point as requested by the Staff, Quintiles has expanded its disclosure regarding the variation between the growth in backlog and the expected growth in revenue by including Regulation S-K Item 101(c)(viii) disclosure comparing the amount

Securities and Exchange Commission

April 19, 2013

of backlog at December 31, 2012 and December 31, 2011 that it did not expect to generate revenue during the following year. Quintiles respectfully submits that this enhanced disclosure provides more meaningful information to investors and that quantifying the contracts at the planning or start-up stage would inappropriately emphasize one of many factors affecting a comparison of backlog and revenue.

“Our business depends on the continued effectiveness and availability of our information systems....,” page 19

2.	We note your disclosure that security breaches of, cyber attacks on and other failures or malfunctions in your critical application systems or their associated hardware delivery of databases and services, could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data or could result in interruptions in the flow of data to your servers and from your servers to your customers. If you have experienced any security breaches, cyber attacks or other similar events in the past, please revise your disclosure to state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Quintiles respectfully advises the Staff that it has not experienced any such security breaches, cyber attacks or other similar events that are individually, or in the aggregate, material to the company.

“Our research and development services could subject us to potential liability....,” page 23

3.	Please quantify the level of coverage of your product liability insurance. Similarly, please revise your first risk factor on page 24 to quantify the level of your insurance coverage.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages 23 and 24 to quantify the minimum level of its insurance maintained to cover the types of risks described in the factor.

“Disruptions in the credit and capital markets....,” page 25

4.	On page 18, you disclose that your December 31, 2012 backlog included a higher concentration of projects in the planning and start-up stages than your backlog at the beginning of 2012. If true, please expand your disclosure in this risk factor and in your MD&A to disclose whether you believe that these problems may occur more frequently in projects in the planning and start-up stages.

Quintiles acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that there is a meaningful correlation between the frequency of the problems described in this risk factor and whether the project is in the planning and start-up stages or in later stages of completion because projects in the planning and start-up stages can be initiated by customers of all sizes and levels of creditworthiness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 56

5.	We note your response to our prior comment 28. Please note that Item 101(c)(viii) of Regulation S-K requests disclosure of “the portion [of backlog orders] not reasonably expected to be filled within the current fiscal year.” Please expand your disclosure to provide this additional disclosure.

Quintiles acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure required by Item 101(c)(viii) of Regulation S-K appears on page 97. In addition, as discussed above in response to comment 1, Quintiles has also included this disclosure on pages 18 and 56.

Securities and Exchange Commission

April 19, 2013

Application of Critical Accounting Policies

Share-Based Compensation Expense Valuation Methodology, page 77

6.	Please refer to your response to our prior comment 34. Please note we may have additional comments once the actual IPO range is known.

Quintiles acknowledges its response to the Staff’s prior comment 34 and understands that the Staff may have additional comments once the actual IPO range is known. Quintiles expects to communicate with the Staff regarding the IPO range in the very near future.

Business

Our Competitive Strengths, page 84

7.	We note your response to our prior comment 5. Please expand your disclosure on page 86 to identify the specific restructuring plans from February 2013, May 2012, July 2011, and May 2010. Please include disclosure of the date of approval and associated costs for each plan.

In response to the Staff’s comment, Quintiles has expanded the disclosure on page 86 regarding these restructuring plans.

Index to Financial Statements

Notes to Consolidated Financial Statements

Long-Lived Assets, page F-10

8.	Please refer to your response to our prior comment 40. It is unclear what method you are using to amortize the definite-lived identifiable intangible assets. Please revise your disclosure to provide a general description of the method or methods used in computing amortization with respect to the major classes of intangible assets.

In response to the Staff’s comment, Quintiles has revised its disclosure on page F-11 to indicate that it primarily uses an accelerated method to reflect the Company’s expected benefit pattern over its intended life to compute amortization of definite-lived intangible assets, which is reflective of the economic benefits that will be generated.

We hope that the foregoing responses, including the revisions to the Registration Statement set forth in Amendment No. 2, are responsive to the Staff’s comments. If you should have any questions regarding this letter or require any further information, please call the undersigned at (919) 821-6668 or Amy M. Batten of our offices at (919) 821-6677.

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

cc:	Securities and Exchange Commission
Jennifer Riegel
Austin Stephenson

Securities and Exchange Commission

April 19, 2013

Tabatha Akins
Lisa Vanjoske

Quintiles Transnational Holdings Inc.
Thomas H. Pike
Kevin K. Gordon
James H. Erlinger III

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Amy M. Batten

Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie

White & Case LLP
Colin Diamond